Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Sealed Air Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Sealed Air Corporation of our report dated February 28, 2014, with respect to the consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, cash flows and comprehensive income (loss), for each of the years in the three-year period ended December 31, 2013, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Sealed Air Corporation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

April 4, 2014